Athenex, Inc.

1001 Main Street, Suite 600

Buffalo, NY 14203

August 10, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Athenex, Inc.
Registration Statement on Form S-3
(File No. 333-258185)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Athenex, Inc., a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the registration statement on Form S-3 (File No. 333-258185) as filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 27, 2021, as subsequently amended by Pre-Effective Amendment No. 1 as filed with the Commission on August 5, 2021, be accelerated so that the registration statement becomes effective at 4:30 p.m. Eastern Time on Thursday, August 12, 2021, or as soon thereafter as practicable.

If you have any questions or comments, please contact Alexander McClean, Esq. of Harter Secrest & Emery LLP, counsel to the Registrant, at (585) 231-1248.

Very truly yours,

Athenex, Inc.

By:	/s/ Johnson Lau
Chief Executive Officer